UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-39121)

ECMOHO LIMITED

(Translation of registrant's name into English)

3rd Floor

1000 Tianyaoqiao Road

Xuhui District, Shanghai 200030

People’s Republic of China

+86-21-6113-2270

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit 99.1	-Notice of Annual General Meeting of Shareholders to be held on December 11th, 2020, at 10:00 A.M., Beijing Time (the “2020 AGM”)

Exhibit 99.2	-Proxy Statement for the 2020 AGM

Exhibit 99.3	-Form of Proxy for the 2020 AGM

Exhibit 99.4	-Depositary’s Notice of 2020 AGM

Exhibit 99.5	-Voting Instructions of American Depositary Shares for the 2020 AGM